Exhibit 99.1

LakeShore Biopharma Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

BEIJING, August 18, 2025 /PRNewswire/ -- LakeShore Biopharma Co., Ltd (Nasdaq: LSB) (“LakeShore Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated August 18, 2025, from Oceanpine Investment Fund II LP and Oceanpine Capital Inc. (collectively, “Oceanpine Capital”) to acquire all of the outstanding ordinary shares, par value US$0.0002 per share, of the Company (the “Ordinary Shares”) that are not currently owned by Oceanpine Capital in an all-cash transaction for US$0.86 per Ordinary Share (the “Proposed Transaction”). A copy of the Proposal Letter is attached hereto as Exhibit A.

The proposed purchase price represents a premium of 10.3% to the Company’s last closing price on August 15, 2025, the last trading day prior to the date of the Proposal Letter, and a premium of 11.4% to the average closing price of the Ordinary Shares during the last 15 trading days prior to the date of the Proposal Letter. According to the Proposal Letter, Oceanpine Capital intends to fund the Proposed Transaction with rollover equity and available cash on hand, and the Proposed Transaction will not be subject to a financing condition. Oceanpine Capital has engaged White & Case LLP as its international legal advisor for the Proposed Transaction.

The Board has just received the Proposal Letter and will carefully review and evaluate the proposal to determine the course of action that it believes is in the best interests of the Company and its shareholders.

The Company cautions its shareholders and others considering trading in its securities that the Board has just received the Proposal Letter and has not made any decisions with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that the Proposed Transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About LakeShore Biopharma

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Hepatitis B, Influenza, and other virus infections. The Company operates in China, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit please visit https://investors.lakeshorebio.com/.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Board’s evaluation of the Proposal Letter and the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “potential,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “goal,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of LakeShore Biopharma’s management and are not predictions of actual performance.

LakeShore Biopharma cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, and other risks described in documents subsequently filed by the Company from time to time with the SEC. There may be additional risks that LakeShore Biopharma does not presently know or that LakeShore Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of LakeShore Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while LakeShore Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of LakeShore Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, LakeShore Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

IR Team

Tel: +86 (10) 8920-2086

Email: ir@lakeshorebio.com

Exhibit A

Preliminary Non-Binding Proposal

August 18, 2025

The Board of Directors (the “Board”)

LakeShore Biopharma Co., Ltd

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, 102629

People’s Republic of China

Dear members of the Board:

We, Oceanpine Investment Fund II LP and Oceanpine Capital Inc. ( collectively, “Oceanpine Capital”), are pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all outstanding ordinary shares of a par value of US$0.0002 each (the “Ordinary Shares”) of LakeShore Biopharma Co., Ltd (the “Company”) that are not currently owned by us, in an all-cash transaction for US$0.86 per Ordinary Share (the “Proposed Transaction”).

Our Proposal represents a premium of 10.3% to the last closing price of the Ordinary Share on August 15, 2025, the last trading day prior to the date hereof, and a premium of 11.4% to the average closing price of the Ordinary Shares during the last 15 trading days prior to the date hereof. We believe that our Proposal represents an attractive opportunity for the Company’s shareholders to receive compelling value as compared with the current and recent trading prices of the Ordinary Shares.

We intend to fund the Proposed Transaction with rollover equity and available cash on hand. Accordingly, our Proposal would not be subject to any uncertainty or delay with respect to any debt financing, and the Proposed Transaction will not be subject to a financing condition.

We do not anticipate any substantive issues with respect to regulatory approvals, nor do we believe that any regulatory approval will impede or delay our ability to quickly and efficiently consummate the Proposed Transaction.

We have engaged White & Case LLP as our international legal advisor for the Proposed Transaction. We are confident that we can complete customary due diligence in a timely manner, in parallel with discussions on the definitive agreements.

We recognize that the Board will likely need to evaluate our Proposal independently before the Company can make any determinations. None of the Company’s directors who are affiliated with us will participate in the consideration of our Proposal by the Company.

While we are fully prepared to work collaboratively with the Board to pursue the Proposed Transaction in a timely manner, we are open to exploring potential alternative structures of the Proposed Transaction to expedite the process of delivering value to the Company’s shareholders.

Following completion of the Proposed Transaction, we currently intend for the Company’s business to continue operating in a manner that is generally consistent with its current operations.

This letter constitutes only a preliminary indication of our interest and does not constitute any binding commitment with respect to the transactions proposed in this letter or any other transaction. No agreement, arrangement or understanding between us and the Company relating to any transaction will be created until such time as definitive documentation has been executed and delivered by us and the Company and all other appropriate parties.

About Oceanpine Capital

Founded in 2018, Oceanpine Capital is a professional investment management firm dedicated to long-term value investing. With a mission to drive technological innovation, it focuses on cutting-edge sectors such as advanced technology, green technology and life sciences, with assets under management exceeding RMB25 billion (approximately USD3.5 billion). As the “Guardian of Entrepreneurship”, Oceanpine Capital brings together a seasoned team of accomplished entrepreneurs, renowned investors, seasoned investment bankers, and senior executives from leading corporations. Oceanpine Capital provides its portfolio companies with full-cycle support, ranging from strategic planning and resource integration to operational optimization and global expansion, empowering them to achieve leapfrog growth at critical stages.

Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

[Signatures page follows]

Sincerely,

Oceanpine Investment Fund II LP

By:	/s/ Dave Liguang Chenn
Name:	Dave Liguang Chenn
Title:	Director

Oceanpine Capital Inc.

By:	/s/ Yang Jiayu
Name:	Yang Jiayu
Title:	Director

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